Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form S-4 of our reports dated April 6, 2011 with respect to the consolidated balance sheet as of December 31, 2010 of EVERTEC Inc. and its subsidiaries (Successor) and the related consolidated statements of income, of changes in stockholder’s equity and cash flows for the three months ended December 31, 2010 and the combined balance sheet as of December 31, 2009 of EVERTEC Business Group (Predecessor) and the related combined statements of income, of changes in owner’s equity and of cash flows for the nine months ended September 30, 2010 and for the two years in the period ended December 31, 2009, which appear in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

April 14, 2011